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Filed by Andrew Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Allen Telecom Inc.
Commission File No.: 001-06016

        On June 13, 2003, the following document was posted to Andrew Corporation's internal internet for employees and distributed to Allen Telecom employees.

Andrew-Allen Transaction Update

        Welcome to the third issue of the Transaction Update.

        Since the last Andrew-Allen transaction update on June 6, there has been a great deal of activity to report. In fact, we are pleased to announce that from this point forward there will now be weekly employee communications to provide transaction updates. If you access Webcore, be sure to check every Friday in June and July for the latest posting.

        In this update, you will find:

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  An update on regulatory issues

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  A summary of the integration sales workshop conducted on May 28-29

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  A summary of the integration executive team meeting held June 5

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  A summary of the high-level integration plan review meeting that occurred on June 6.

        Please note: this merger is still subject to stockholder approval. Final stockholder votes will be compiled on July 15, 2003. Once stockholders approve the transaction, the merger can be legally implemented.

Regulatory Update

        On June 11, the Security and Exchange Commission declared the S-4 (Proxy Statement/Prospectus) filing effective. This means that proxy statements may now be sent to the Andrew and Allen stockholders of record as of May 27, 2003. The proxy statement will include business and financial information that will describe how and when stockholders are requested to vote to complete the transaction. Stockholder meetings for both companies are set for July 15, 2003. We expect to close the transaction promptly after stockholder approvals have been obtained.

        Following is an update of the Regulatory Timeline:

MAY

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  The U.S. antitrust review was completed and Hart Scott Rodino (U.S. antitrust) clearance was announced May 5, 2003.

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  Allen and Andrew replied to SEC comments on the Form S-4 documents

JUNE

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  The SEC declared the S-4 filing effective as of June 11.

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  Allen and Andrew board of directors set July 15, 2003 as the stockholder meeting and final voting date.

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  Proxy Statement/Prospectus and voting materials were mailed to all Andrew and Allen stockholders beginning on or about June 12, 2003.

JUNE/JULY

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  Andrew and Allen stockholders vote on the Merger of Andrew Corporation and Allen Telecom, Inc.

JULY (anticipated)

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  Andrew-Allen merger is final, pending approval of Andrew and Allen stockholders

Joint Andrew-Allen Sales Workshop

        Addressing "Customers First" is one of our three guiding principles for the new Andrew. (Respect for People and Speed to Value are the other two.) To help ensure a consistent focus on this principle and as part of the integration planning process, leaders of the sales teams of both Andrew and Allen Telecom met on May 29 and 30 at Andrew Orland Park (AOP) for a two-day workshop to begin to define the sales strategy for the new Andrew. Twelve people from each company participated. Objectives of the workshop included providing input on:

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  How do customers want the sales process structured?

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  What products are being sold and what is required to sell these products competitively and profitably?

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  How will the new Andrew balance business requirements with the economics of selling?

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  What types of channels and sales positions will be needed in the future by product and market to support the growth plan?

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  What is the likely competitive response to the "new" Andrew?

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  What are the mission critical skills, abilities and experience level requirements for sales and support jobs in the "new" Andrew?

        In addition to all the "front line" discussions, industry best practices for similar product/market mixes are being reviewed and will be used to help develop organizational alternatives that will address the needs of our customers and markets. A final decision on the model to be used for managing customer relationships and sales responsibilities will be discussed and agreed by Andrew and Allen senior management prior to the transaction close.

Integration Executive Team Meeting

        On June 5, the integration executive team, led by Ralph Faison and Bob Paul, worked on defining the elements of the strategic context and vision of the new Andrew. The discussion centered on the company's mission, revenue drivers, products and markets for the next 3-5 years.

        Significant progress was made toward completion of key components of the strategy, moving it to the next stage to focus the new Andrew leadership efforts on items most important for organizational success.

High Level Integration Plan Review Meeting

        On June 6, leaders and representatives of the 22 Integration Teams met to present their high level plans to senior management. For its assigned area, each team discussed:

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  The team charter and scope

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  The current organizational comparative analysis

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  A list of recommended plans to integrate the two organizations

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  An analysis of risk factors and a cost/benefit analysis associated with each recommendation

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  A list of "early wins" or rapid moves that will support the ultimate objectives of the integration and will help build momentum for the overall merger

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  Outstanding issues, decisions, key linkages and dependencies on other integration team plans

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  A communications plan which identified the stakeholder audiences affected by any of the recommended actions and the approach/timing to communicate these changes

        Significant progress has been made by many of the teams with 80% of the high level plans being approved in terms of general direction. The teams are working this week to complete their plans based on outstanding issues, feedback and insights gained from the group meeting.

        During the next few weeks the integration team decisions will be finalized and approved. As soon as we are able to communicate those decisions to you, we will. Due to our legal obligation to disseminate material information about our business externally at the same time we communicate it internally, much of the information will be communicated after the close of the transaction.

Operating Model

        Over the next few weeks, transaction updates will include information about the Operating Model for the new Andrew. The Operating Model is the overall approach to how the new Andrew will function to support the strategy set by senior management. It addresses areas such as the manufacturing model, cost allocations for facility sharing, transfer pricing, and the roles and responsibilities of the corporate functions. The Operating Model must be flexible enough to evolve with strategic initiatives while maintaining accountability in the organization.

        The Integration Executive Team has been developing the Operating Model for the new Andrew over the past several weeks and, at their meeting on June 5th, agreed to an overall framework and direction for the Operating Model. The functional integration team leaders (for functions such as finance and accounting, MIS, Human Resources, Purchasing, etc.) are now developing implementation plans in accordance with this model.

Questions/Comments

        We have begun to present information on several key issues of the transaction. If you have any questions on this update or any other aspect of the Andrew-Allen merger, please be sure to contact your local HR Representative who will ensure that it is raised to the appropriate integration team as well as the communications team. Alternately, you may submit your question via Webcore.

        We continue to receive questions, all of which have been compiled and sent to the appropriate area for response. We will communicate answers and information when legally allowed to do so. Remember, watch for weekly transaction updates every Friday.

Additional Information and where to find it

        On June 10, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus will be sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC at the SEC's website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.

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Andrew-Allen Transaction Update